                                 WAVERLY, INC.
                             351 WEST CAMDEN STREET
                           BALTIMORE, MARYLAND 21201

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about May 1, 1998, to the holders of record of shares of common stock, par value $2.00 per share (the "Common Stock" or the "Shares"), of Waverly, Inc. (the "Company"). You are receiving this Information Statement in connection with the expected election of persons designated by Wolters Kluwer U.S. Corporation, a Delaware corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Company Board").

    On February 10, 1998, the Company, Parent and MP Acquisition Corp., a Maryland corporation and an indirect wholly owned subsidiary of Parent ("Newco"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) on February 18, 1998, Newco commenced a tender offer (the "Offer") for all outstanding Shares at a price of $39.00 per Share, net to the seller in cash, and (ii) following the completion of the Offer, Newco will be merged with and into the Company (the "Merger"). The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, Newco or any other wholly owned subsidiary of Parent and Shares owned by the Company as treasury stock) will be converted into the right to receive $39.00 per Share in cash, without interest. On March 17, 1998, Parent extended the expiration of the Offer until midnight on April 30, 1998, and on April 29, 1998, Parent extended the expiration of the Offer until midnight on May 19, 1998. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    The Merger Agreement provides that, promptly after the purchase of at least two-thirds of the outstanding Shares, Parent shall be entitled to designate such number of directors to the Company Board as will give Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take all action necessary to cause the Parent Designees (as defined below) to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9 that was mailed to stockholders of the Company on or about February 18, 1998.

    The information contained in this Information Statement concerning the Parent Designees (as defined below) has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

    The Shares are the only class of voting securities of the Company outstanding. As of May 1, 1998, there were approximately 9,039,576 Shares outstanding and approximately 10,013,326 Shares outstanding on a fully diluted basis. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by stockholders is entitled to one vote on such matter.

                             THE BOARD OF DIRECTORS

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

    The Merger Agreement provides that promptly upon the purchase of and payment by Parent for Shares which represent at least two-thirds of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, to the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Newco, Parent and any of their affiliates bears to the total number of Shares then outstanding. The Company will take all action necessary to cause the Parent Designees to be elected or appointed to the Company Board and to secure the resignations of such number of its incumbent directors as is necessary to enable the Parent Designees to be so elected. In addition, the Merger Agreement provides that the Company will use its best efforts to cause the Parent Designees to constitute the same percentage as the Parent Designees represent on the Company Board of (i) each committee of the Company Board, and (ii) each board of directors (and committee thereof) of each subsidiary in each case to the extent permitted by the National Association of Securities Dealers Rules. Notwithstanding the foregoing, until the Effective Time, the Company Board will have at least two directors who are directors of the Company on February 10, 1998.

    Set forth below is certain information with respect to the initial Parent
Designees:

C.J. BRAKEL

Age 61

    Mr. Brakel has served as the Chairman of the Executive Board of Wolters Kluwer nv since 1995 and has been a member of such board since 1981.

PETER W. VAN WEL

Age 51

    Mr. van Wel has served as the President and Chief Executive Officer of Parent since 1996 and from 1990 to 1993. He has served as the Chairman of the Board of Parent since 1994. Mr. van Wel has been a member of the Executive Board of Wolters Kluwer nv since 1993.

MARY MARTIN ROGERS

Age 52

    Ms. Rogers has served as the Chief Executive Officer of Lipincott-Raven Publishers, Inc. since 1995. Prior to 1995, Ms. Rogers served as the Chief Executive Officer of Raven Press, Ltd.

    Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

    Based solely on the information set forth in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officer of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the
Schedule 14D-9.

CURRENT DIRECTORS OF THE COMPANY

    The Company Board currently consists of 14 directors. The following sets forth certain information with respect to the current directors of the Company as of May 1, 1998.

BARBARA J. BONNELL

Director since 1974

Age 67

    Ms. Bonnell has served as Director of Research and Information of the Baltimore Development Corporation of Baltimore, Maryland, a private non-profit corporation, for the past five years.

DAVID J. CALLARD

Director since 1974

Age 59

    For the past five years, Mr. Callard has served as the President of Wand Partners, Inc., a private investment firm in New York, New York. Mr. Callard serves as a director of Chartwell RE Corporation.

DONALD W. DICK, JR.

Director since 1980

Age 55

    Mr. Dick has been a principal of EuroCapital Advisors, LLC, a private investment firm in Weehawken, New Jersey since July, 1995. Prior to July 1995, Mr. Dick was a partner, Overseas Partners, Inc., a private investment firm in Jersey City, New Jersey. Mr. Dick is a director of the T. Rowe Price Growth Stock Fund, Inc., the T. Rowe Price New America Growth Fund, the T. Rowe Price Growth & Income Fund, Inc., the T. Rowe Price Capital Appreciation Fund, the T. Rowe Price Balanced Fund, Inc., the T. Rowe Price Mid-Cap Growth Fund, Inc., the
T. Rowe Price Dividend Growth Fund, Inc., the T. Rowe Price Blue Chip Growth Fund, Inc., the T. Rowe Price New Horizons Fund, Inc., the T. Rowe Price New Era Fund, Inc., the T. Rowe Price Equity Income Fund, the T. Rowe Price Science and Technology Fund, Inc., the T. Rowe Price Small-Cap Value Fund, Inc., the T. Rowe Price Index Trust, Inc., the T. Rowe Price Equity Series, Inc., the T. Rowe Price Personal Strategy Funds, Inc., the T. Rowe Price Value Fund, Inc., the T. Rowe Price Capital Opportunity Fund, Inc., the T. Rowe Price Health Sciences Fund, Inc., the T. Rowe Price International Series, Inc., the T. Rowe Price International Funds, Inc., the T. Rowe Price Mid-Cap Value Fund, Inc., the T. Rowe Price Financial Services Fund, Inc., the T. Rowe Price Diversified Small-Cap Growth Fund, Inc., the T. Rowe Price Media & Telecommunications Fund, Inc., the T. Rowe Price Real Estate Fund, Inc., the T. Rowe Price Small-Cap Stock Fund, Inc., the T. Rowe Price Tax-Efficient Balanced Fund, Inc., the Institutional Equity Funds, Inc. and Institutional International Funds, Inc.

EDWARD B. HUTTON, JR.

Director since 1988

Age 52

    Mr. Hutton has been the President and Chief Executive Officer of the Company for the past five years.

MICHAEL E. JOHNS

Director since 1993

Age 56

    Prior to June, 1996, Dr. Johns was Dean of the Medical Faculty and Vice President for Medicine at The Johns Hopkins University in Baltimore, Maryland. Since June, 1996, Dr. Johns has served as Executive Vice President for Health Affairs and as a director of the Robert W. Woodruff Health Sciences Center, Emory University, Atlanta, Georgia.

SAMUEL G. MACFARLANE

Director since 1966

Age 66

    Prior to December 31, 1991, Mr. Macfarlane was Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Macfarlane is currently employed as a consultant to the Company.

CAROLYN MANUSZAK

Director since 1987

Age 59

    Ms. Manuszak has served as the President of Villa Julie College in Stevenson, Maryland for the last five years.

ACKNEIL M. MULDROW, II

Director since 1992

Age 60

    Mr. Muldrow has been the President and Chief Executive Officer of Development Credit Fund, Inc. of Baltimore, Maryland, a non-profit organization, for the last five years.

E. MAGRUDER PASSANO, JR.

Director since 1972

Age 55

    Mr. Passano has served as the Vice Chairman of the Company Board and the Secretary of the Company for the last five years.

WILLIAM M. PASSANO, JR.

Director since 1965

Age 69

    Mr. Passano has served as the Chairman of the Company Board for the past five years. Mr. Passano is a director of First Maryland Bancorp and of the First National Bank of Maryland.

JOSEPH M. PALAZZOLO

Director since 1996

Age 48

    From 1992 to 1993, Mr. Palazzolo was the Chairman of Frost and Sullivan, Inc. Since 1993, Mr. Palazzolo has served as the Chairman of Gateway Investments, Inc. of Muttontown, New York.

RICHARD C. RIGGS, JR.

Director since 1995

Age 58

    Mr. Riggs has served as the President and Chief Executive Officer of Barton-Cotton, Inc. of Baltimore, Maryland for the last five years.

JOHN F. SPAHR, JR.

Director since 1991

Age 47

    From 1991 to 1993, Mr. Spahr was the Chief Executive Officer of Lea & Febiger, a division of the Company. Since 1993, Mr. Spahr has served as Managing Director of Teton Data Systems, Jackson, Wyoming.

    Pursuant to the terms of an Agreement and Plan of Merger between the Company and Lea & Febiger, L.P., the Company agreed to use its best efforts to cause the election of Mr. Spahr to the Company Board (or if he is unable to serve, another designated member of the Spahr family). If the Passano Voting Trust (see notes to "Beneficial Owners of 5% or More of Outstanding Shares") fails to vote all its Shares for the election of Mr. Spahr (or the designated substitute) as director and Mr. Spahr (or such substitute) is thus not elected, each of the Spahr Voting Trusts (see notes to "Beneficial Owners of 5% or More of Outstanding Shares") will automatically expire.

MICHAEL URBAN

Director since 1990

Age 58

    For the past five years, Dr. Urban has served as the President and Chief Executive Officer of Urban & Schwarzenberg Verlag fur Medizin GmbH ("Urban & Schwarzenberg"), a subsidiary of the Company.

FAMILY RELATIONSHIPS

    Mr. William M. Passano, Jr., the Chairman of the Company Board and Mr. E. Magruder Passano, Jr., Vice Chairman of the Company Board and Secretary of the Company, are first cousins. In addition, Mr. Samuel G. Macfarlane, a director of the Company, is the brother-in-law of Mr. William M. Passano, Jr.

MEETINGS; DIRECTOR COMPENSATION AND BENEFITS

    The Company Board conducted six meetings in 1997. During 1997, all of the directors, with the exception of Dr. Michael Johns, attended in person or by telephone, at least 75% of the total number of meetings of the Company Board and of the committees on which they served during 1997.

    An annual director's fee of $15,000 is paid to directors, other than Messrs. Callard and Spahr, who are not employees of the Company, plus $500 for each committee meeting they attend. Committee chairs also receive an annual fee of $1,000 for such service. Pursuant to the terms of the Director Stock Plan, one-half of the director's fee is payable in Common Stock. The stock awards are made on the dates of the Company Board's regular February and July meetings and consist of the number of Shares equal to one-half of the director's fee paid on that date divided by the market value of the Common Stock on the business day immediately preceding the grant. Pursuant to the Director Stock Plan, awards of 169 Shares and 156 Shares were made to each director (other than Messrs. Callard and Spahr) in February 1997 and July 1997, respectively. For information regarding Mr. Callard's and Mr. Spahr's waivers of director compensation, see "Certain Relationships and Related Transactions."

COMMITTEES OF THE COMPANY BOARD

    AUDIT COMMITTEE. The Company's Audit Committee in fiscal 1997 consisted of Ms. Bonnell and Messrs. Macfarlane and Riggs (Chair). During fiscal 1997 the Committee met on three occasions to review with the Company's independent accountants the annual financial statements prior to their public release, to receive and review with them their annual letter on internal controls and interim reports on quarterly reviews and to review with them their scope and fees for the 1997 audit.

    EXECUTIVE COMMITTEE. The Board of Directors has an Executive Committee in fiscal 1997 consisting of Messrs. Callard (Chair), Hutton, Macfarlane, Palazzolo, E. Magruder Passano, Jr., William M. Passano, Jr., Riggs, Spahr, Drs. Johns and Urban and Ms. Manuszak. The Executive Committee met three times in 1997 to approve an annual budget and strategic plans, review operations and financial results during the year and evaluate and vote on significant financial matters presented by management.

    NOMINATING COMMITTEE. The Nominating Committee consisted in fiscal 1997 of Messrs. E. Magruder Passano, Jr. and William M. Passano, Jr.

    MANAGEMENT COMMITTEE. The Management Committee, consisting in fiscal 1997 of Ms. Manuszak (Chair), Dr. Johns and Messrs. Muldrow and Palazzolo, met in February prior to the regular February Company Board meeting to formulate recommendations to the Company Board for all executive compensation for the ensuing year, including the awards of stock options and to determine bonus awards for the preceding year's performance.

                               EXECUTIVE OFFICERS

    Set forth in the table below are the names, ages and current offices held by all executive officers of the Company:

                                                                          POSITION AND BUSINESS EXPERIENCE
NAME                                               AGE                     DURING PAST FIVE YEARS OR MORE
---------------------------------------------      ---      ------------------------------------------------------------

William M. Passano, Jr.......................          69   Chairman of the Company Board since 1988. Chief Executive
                                                            Officer from 1971 to 1991. Director since 1965. Employed by the Company since 1955.

E. Magruder Passano, Jr......................          55   Vice Chairman and Secretary since April, 1990. Vice
                                                            President, Administration and Corporate Secretary from 1971 to 1990. Director since 1972. Employed by the Company since
                                                            1965.

Edward B. Hutton, Jr.........................          52   President and Director since May, 1988. Chief Executive
                                                            Officer since 1991. From 1983 to 1988 was President of
                                                            Professional Information Group of Simon & Schuster, Inc.

Michael Urban................................          58   President of Urban & Schwarzenberg and Director since 1990.
                                                            Employed by the Company since the April, 1990 acquisition of
                                                            Urban & Schwarzenberg. President and Chief Executive Officer
                                                            of Urban & Schwarzenberg since 1990.

Arthur E. Newman.............................          49   Executive Vice President since 1990. From 1986 through
                                                            October, 1989 held various executive positions at Simon &
                                                            Schuster, Inc., ending as Chief Operating Officer of
                                                            Prentice Hall Information Services. This division was sold to Maxwell MacMillan in October, 1989 where he continued in the same capacity until March, 1990.

Frederick Fusting............................          47   President, Professional Learning Systems Division since
                                                            January, 1996. Vice President, PLS Division from 1988 to
                                                            1995. Employed by the Company since 1980.

Richard J. Perry.............................          52   President, Waverly International since January, 1998.
                                                            President, W & W Marketing Division, 1993 to 1997. Executive
                                                            Vice President of Lea & Febiger from 1991 to 1992. From 1989 to 1990 was Vice President and General Manager of Times
                                                            Mirror, Canada.

Alma J. Wills................................          50   President, Periodical Publishing since 1986. Vice President,
                                                            Journal Development from 1984 to 1986. Employed by the
                                                            Company since 1976.

Stephan Joss.................................          41   Chief Operating Officer of Urban & Schwarzenberg since 1997.
                                                            Executive Vice President since 1992.

E. Philip Hanlon.............................          49   Chief Financial Officer since 1992. Vice President, Finance, since March, 1989. Vice President, Marketing-Book Division from 1987 to 1989. Controller from 1985 to 1987.

Jonas A. Ryckis..............................          34   Treasurer since February, 1997. Assistant Treasurer from
                                                            1995 to 1997. Employed by the Company since 1989.

EXECUTIVE COMPENSATION

    The following Summary Compensation Table sets forth for the fiscal years ended December 31, 1997, 1996 and 1995 information as to the total compensation received by each of the Chief Executive Officer and the four highest paid executive officers who received total compensation in excess of $100,000 in all capacities.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION        ALL
                                                             ANNUAL COMPENSATION (1)      AWARDS          OTHER
                                                             ------------------------     OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION                         YEAR     SALARY($)(2) BONUS($)(3)       (#)          ($)(4)
------------------------------------------------  ---------  -----------  -----------  -------------  -------------

Edward B. Hutton, Jr. ..........................       1997     375,000       38,800        20,000         28,813
  President and CEO                                    1996     350,000       61,250        17,000         10,693
                                                       1995     335,000       80,200        15,000         12,952

William M. Passano, Jr. ........................       1997     340,000       35,200        --              6,734
  Chairman of the Board                                1996     325,000       56,875        --              9,260
                                                       1995     300,000       71,800        --              8,610

Michael Urban...................................       1997     270,900       --            --             --
  President and CEO,                                   1996     302,000       67,000        --             --
  Urban & Schwarzenberg(5)                             1995     313,000       52,500        --                540

Arthur E. Newman................................       1997     215,000       22,200        10,000          2,993
  Executive Vice President                             1996     205,000       35,875         9,000          2,960
                                                       1995     194,000       46,500         9,000          2,811

Alma J. Wills...................................       1997     150,000       29,500         7,000          2,783
  President, Periodical Publishing                     1996     135,000       45,900         6,000          1,836
                                                       1995     130,000       20,300         6,000          2,018

------------------------

(1) Does not include perquisites and other personal benefits where the aggregate value of such compensation to the executive officer is less than 10% of annual salary and bonus.

(2) Includes salary deferrals under the Company's Incentive Savings Plan (the "WISP").

(3) Comprises bonuses under the WIN Plan, which were accrued during the fiscal year indicated but were paid in the following fiscal year.

(4) Includes life insurance premiums paid by the Company and Company matching contributions under the WISP. Under the WISP, the Company makes matching contributions of 25% of each participant's contribution subject to a maximum of 1.5% of an employee's compensation up to $9,240. The amounts for 1997 are as follows:

                                                                             WISP      INSURANCE
                                                                           ---------  -----------

Hutton...................................................................  $   2,375   $   6,743

Passano, W...............................................................  $   2,375   $     634

Urban....................................................................     --          --

Newman...................................................................  $   2,375   $     618

Wills....................................................................  $   2,375   $     408

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

(5) Dr. Urban's compensation has been converted into dollars based upon the currency exchange rate of .5562 DM per dollar as of December 31, 1997, .6494 DM per dollar in effect on December 31, 1996, and .6961 DM per dollar in effect December 29, 1995.

    Shown in the table below is information on stock options granted to the President and Chief Executive Officer and to the four other named executive officers shown in the Summary Compensation Table who received options to purchase Shares for fiscal year 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL REALIZABLE
                                                                                             VALUE AT ASSUMED
                                                     % OF TOTAL                              ANNUAL RATES OF
                                          NUMBER       OPTIONS                                 STOCK PRICE
                                         OF SHARES   GRANTED TO    EXERCISE                  APPRECIATION FOR
                                        UNDERLYING    EMPLOYEES      PRICE                  OPTION TERM ($)(2)
                                          OPTIONS     IN FISCAL       PER      EXPIRATION  --------------------
NAME                                    GRANTED(1)    YEAR 1997    SHARE ($)      DATE        5%         10%
--------------------------------------  -----------  -----------  -----------  ----------  ---------  ---------

Hutton................................      20,000        17.35%      21.500     02/14/07    270,425    685,309

Passano, W............................           0          N/A          N/A          N/A        N/A        N/A

Urban.................................           0          N/A          N/A          N/A        N/A        N/A

Newman................................      10,000         8.67%      21.500     02/14/07    135,212    342,655

Wills.................................       7,000         6.07%      21.500     02/14/07     94,649    239,858

------------------------

(1) All options were granted with an exercise price equal to the fair market value of the Common Stock underlying the option on the date of the grant. The options are exercisable to the extent of 25% of the Shares one year from the grant date, an additional 25% two years from the grant date, an additional 25% three years from the grant date, and in full four years from the grant date, subject to such limitations as are imposed by Section 162(m) of the Internal Revenue Code on qualified options, unless accelerated upon a change of control, retirement, death or disability. These options have a term of ten years, unless terminated sooner in connection with death, disability, retirement or termination.

(2) Amounts are based on the 5% and 10% annual compounded rates of appreciation of the Common Stock price, prescribed by the SEC, and are not intended to forecast future appreciation of the Company's Common Stock. The prices of the Common Stock, assuming such annual compounded rates of appreciation, would be $35.02 and $55.77, respectively.

    Shown in the following table, with respect to the President and Chief Executive Officer and the four other named executive officers shown in the Summary Compensation Table, are exercised and unexercised options to purchase Shares granted in fiscal year 1997 and prior years pursuant to the Company's stock option plans:

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997

                                                                        NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                            SHARES                     UNDERLYING UNEXERCISED       IN-THE- MONEY OPTIONS
                                          ACQUIRED ON                   OPTIONS AT FY-END(2)           AT FY-END($)(1)
                                           EXERCISE        VALUE     --------------------------  ---------------------------
NAME                                          (#)       REALIZED($)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------  -------------  -----------  -----------  -------------  ------------  -------------

Hutton.................................            0             0      217,970        64,030      8,103,368      1,895,258

Passano, W.............................        4,400        34,650      111,000             0      4,172,250              0

Urban..................................            0             0        2,500             0         94,375              0

Newman.................................            0             0       56,750        21,250      2,071,469        322,031

Wills..................................            0             0       45,600        14,500      1,678,350        393,188

------------------------

(1) Value of Unexercised In-The-Money Options at the end of fiscal year 1997 is based upon the difference between the closing price of $47.00 of the Shares on December 31, 1997 (the last day of trading in 1997), and the exercise price of each option.

(2) The Merger Agreement provides that Parent and the Company shall take all actions necessary to provide that immediately prior to the Effective Time,
    (i) the Company shall pay to the holder of each outstanding stock option (an "Option"), whether or not then exercisable or vested, an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the per Share exercise price of such Option and (B) the number of Shares subject to such Option and (ii) each Option shall be cancelled.

                          DEFINED BENEFIT PENSION PLAN

    The Company has a trusteed, noncontributory, defined benefit pension plan (the "Pension Plan") in which all U.S. employees are eligible to participate. The Pension Plan provides for an annual retirement benefit payable monthly based on the sum of (i) amounts accrued to date under various career average pay formulae and (ii) amounts accruing beginning for 1989 based on the following formula: 1.5% of participant's compensation plus .65% of earnings in excess of the Social Security Covered Compensation (the average of Social Security Taxable Wage Basis for a specified 35-year period) for each year of credited service. Earnings for purposes of the Pension Plan include base salary and commissions but not overtime or bonuses. Benefits are payable upon retirement, death or disability or upon termination of employment after five years of service. Benefits are not subject to reduction for Social Security benefits. At their normal retirement age of 65, estimated annual retirement payments (based on compensation for 1997 and subject to the limitations imposed by Internal Revenue Service regulations) would be as follows: Mr. Hutton $73,000; Mr. Newman $70,000; and Ms. Wills $68,000. Mr. William M. Passano, Jr.'s annual retirement payments, assuming retirement at age 70, would be $103,000.

    The Company's subsidiary, Urban & Schwarzenberg, has agreed to provide supplementary retirement benefits to two current and thirteen former employees, including Dr. Urban. Monthly benefits are payable upon retirement based upon 50% of the retiree's highest achieved salary level. Upon the retiree's death, his or her spouse and/or other specified beneficiaries are generally entitled to receive a benefit payment. At his normal retirement age of 65, the estimated annual retirement payment to Dr. Urban under this plan (based on compensation for 1997) would be 250,000 DM (approximately $139,000).

                                SEVERANCE POLICY

    The named executive officers (other than Mr. Passano) are entitled to receive severance compensation pursuant to the Company's Severance Program. Pursuant to the Severance Program, Messrs. Hutton and Newman are entitled to receive 24 months, and Dr. Urban and Ms. Wills are entitled to 15 months, severance pay (including base salary and prorated bonus) in the event their employment is terminated by the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    MR. CALLARD. The Company and Mr. David J. Callard, a director of the Company, have an agreement (the "Retainer Agreement"), dated December 30, 1996, pursuant to which Mr. Callard provides financial advisory services in the area of acquisition and development. Under the Retainer Agreement, Mr. Callard in fiscal 1995 was granted an option to purchase 5,000 Shares at an exercise price of $14.25 per Share, which was the fair market value on the day of the grant. The option becomes exercisable in 25% increments on the anniversary date of the day of the grant. Beginning in April 1996, the Company agreed to pay Mr. Callard an annual retainer of $50,000. Pursuant to the Retainer Agreement, Mr. Callard has waived his right to director's fees and future participation in the Company's Director Stock Plan. On December 12, 1997, the Company renewed the Retainer Agreement for 1998 (the "Renewal"). Under the terms of the Renewal, payments made under the Retainer Agreement shall be deducted from the $400,000 contingent fee payable under the terms of the Callard Engagement Letter (as defined below). The Company and Mr. Callard have agreed that the Retainer Agreement will be terminated and cancelled at the Effective Time.

    Pursuant to a letter agreement dated November 4, 1997 (the "Callard Engagement Letter"), between the Company and Mr. Callard, Mr. Callard agreed to advise and assist the Company in connection with the potential sale of the Company. Under the terms of the Callard Engagement Letter, the Company has agreed to pay Mr. Callard a contingent fee of $400,000 if (a) control of more than 55% of the Company's Common Stock changes hands or (b) the Company sells a substantial amount of its assets. The Company has further agreed to indemnify Mr. Callard for certain costs, expenses and liabilities related to his services in connection with the Callard Engagement Letter.

    MR. SPAHR. The Company has entered into an agreement with Mr. John F. Spahr, Jr., which replaces his prior employment agreement, pursuant to which Mr. Spahr will provide consulting services to the Company. Under this agreement, Mr. Spahr received $110,000 for 1995 and is entitled to receive $50,000 for each of the years 1996 through 2000. In connection with the agreement, Mr. Spahr has waived his right to director's fees and future participation in the Company's Director Stock Plan.

    DR. URBAN. The Company's subsidiary, Urban & Schwarzenberg, is indebted to Gisela Urban, Dr. Urban's mother, for 150,000 DM (approximately $84,000) bearing interest at 5.0% per annum payable on demand on one year's notice. Loan amounts have been converted into dollars based upon the currency exchange rate of .5562 DM per dollar in effect on December 31, 1997.

    MR. WILLIAM M. PASSANO, JR. On January 30, 1998, William M. Passano, Jr. exercised options to purchase 26,000 Shares granted under the Company's Incentive Plan at an exercise price of $7.875 per Share and the Company loaned him the amount of the exercise price for the 26,000 Shares, $204,750.00 (the "Loan"). The Company is holding the Shares as collateral and William M. Passano, Jr. will pay interest on the Loan at an annual rate equal to the actual bank borrowing rate charged to the Company during the period the Loan is outstanding. The Loan and accrued interest are due no later than the time that the Shares are sold, and the Loan is callable by the Company at such time as William M. Passano, Jr. is freely able to dispose of the Shares.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND DIRECTORS AND OFFICERS

BENEFICIAL OWNERS OF 5% OR MORE OF OUTSTANDING SHARES

    The following individuals and entities (other than the officers and directors whose ownership is disclosed below) beneficially own 5% or more of the outstanding Shares:

                                                                                           COMMON STOCK BENEFICIALLY
                                                                                                     OWNED
                                                                                          ---------------------------
                                                                                                        PERCENT OF
                                                                                          NUMBER OF        TOTAL
OWNER NAME AND ADDRESS                                                                    SHARES(1)     OUTSTANDING
----------------------------------------------------------------------------------------  ----------  ---------------

Life Estate under the Will of Edward B. Passano(2)(3)...................................   3,227,822          35.7%

Michael Urban(3)(4).....................................................................     802,500           8.9%

John F. Spahr, Jr., Robert N. Spahr,
  Christian C.F. Spahr, Jr. Revocable Trust,
  K. Spahr Vanderbilt, N. Spahr Bush,
  M. Spahr Clement, V. Spahr Heth(5)....................................................     495,000           5.5%

All members of the Passano family
  and their associates, including the above(6)..........................................   5,249,149          57.3%

GeoCapital Corporation(7)
  767 Fifth Avenue
  New York, NY 10153....................................................................     706,600           7.8%

Theodore L. Cross and certain persons(8)
  200 West 57th Street
  15th Floor
  New York, NY 10019....................................................................     499,912           5.5%

------------------------

(1) Includes Shares issuable to the designated individuals under options exercisable within 60 days of May 1, 1998.

(2) This is a Life Estate under the Will of Edward B. Passano (the "Life Estate") presently held for the benefit of his son, Edward M. Passano, Sr. The Shares subject to the Life Estate are voted by Edward M. Passano, Sr., William M. Passano, Jr. and Susan P. Macfarlane, all of 351 West Camden Street, Baltimore, Maryland, 21201, as voting trustees (the "Trustees") under a voting trust agreement (the "Passano Voting Trust") dated July 31, 1989. The Passano Voting Trust will expire on the earlier of (i) the execution of a subsequent voting trust agreement by the Trustees; (ii) the lapse of ten years from July 31, 1989; or (iii) the death of Edward M. Passano, Sr. Edward M. Passano, Sr. is entitled to a 50% vote with respect to the Shares subject to the Passano Voting Trust and the other two Trustees are entitled to the remaining 50% vote, so that, unless the Trustees are in agreement, it is possible that the Shares subject to the Passano Voting Trust could not be voted at all. William M. Passano, Jr., Susan P. Macfarlane, and E. Magruder Passano, Jr., the three grandchildren of the original testator, have agreed that upon the death of Edward M. Passano, Sr., they will enter into a ten-year voting trust agreement pursuant to which the Shares they will receive from the termination of the Life Estate will be voted as a unit for such period. The voting trustees of such voting trust will be the three grandchildren of the original testator or their respective spouses.

(3) The address of such person is 351 West Camden Street, Baltimore, Maryland 21201.

(4) Includes 800,000 Shares held by a corporation and which Dr. Urban may be deemed to own beneficially, which are subject to a voting trust agreement (the "Urban Voting Trust") of which William M. Passano, Jr. and Dr. Urban are co-trustees. The address of the trustees is 351 West

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

    Camden Street, Baltimore, Maryland 21201. The duration of the Urban Voting Trust shall be coterminous with that of the Passano Voting Trust described in note (3) above. The Shares subject to the Urban Voting Trust must be voted in the same way as the Shares subject to the Passano Voting Trust described in note (3) above unless such Shares are deadlocked and cannot be voted at all, in which case Dr. Urban will have the sole right to vote the 800,000 Shares.

(5) The address of such persons is 351 West Camden Street, Baltimore, Maryland 21201. The 495,000 Shares are held collectively subject to a ten-year escrow agreement and subject to four voting trust agreements (the "Spahr Voting Trusts"), which expire on January 9, 2001. Robert N. Spahr has dispositive power with respect to 155,000 Shares; John F. Spahr, Jr. has dispositive power with respect to 155,000 Shares; John F. Spahr, Jr. and Regina O. Thomas, Trustees under the Will of John F. Spahr, Sr. for Dorothy Spahr have dispositive power with respect to 85,000 Shares and Ann Spahr Tyler and Jay
    C. Rippard, Trustees, have dispositive power with respect to 100,000 Shares owned by the Christian C. Febiger Spahr, Jr. Revocable Trust. The Shares in each of the Spahr Voting Trusts must be voted in the same way as the Shares subject to the Passano Voting Trust described in note (3) above, unless such Shares are deadlocked and cannot be voted at all. In the event of a deadlock, Messrs. Robert N. Spahr and John F. Spahr, Jr. will have the sole right to vote their respective 155,000 Shares and William M. Passano, Jr. will have the sole right to vote the 100,000 Shares owned by the Christian
    C. Febiger Spahr, Jr. Revocable Trust and the 85,000 Shares owned by the Trustees under the Will of John F. Spahr, Sr. for Dorothy Spahr. The 495,000 Shares subject to the Spahr Voting Trusts are subject to an escrow agreement until January 10, 2001, to secure indemnification obligations in the agreement relating to the acquisition of Lea & Febiger. Under the terms of the escrow agreement, each of the Messrs. Spahr and the Christian C. Febiger Spahr, Jr. Revocable Trust may obtain the release of up to 70,000 Shares (adjusted for a 2-for-1 stock split on June 12, 1996) in the event of death, disability or divorce.

(6) Includes 116,500 Shares issuable under options exercisable within 60 days of May 1, 1998.

(7) GeoCapital Corporation ("GeoCapital") is an investment company. Information obtained from GeoCapital contained in a Schedule 13G filed with the SEC on February 23, 1998, states that GeoCapital has sole dispositive power with respect to 706,600 Shares.

(8) Theodore Cross's principal occupation is editor and publisher of various academic journals. Information contained in a Schedule 13D filed with the SEC on or about December 19, 1994, states that Mr. Cross has sole voting and dispositive power with respect to 357,574 Shares owned by Mr. Cross and is deemed to have sole voting and dispositive power with respect to 6,500 Shares owned by Management Reports, Inc. by virtue of his ownership of 60% of the issued and outstanding stock of Management Reports, Inc. James A. Hellmuth, as sole trustee of the Louisville Charitable Remainder Unit Trust (the "Louisville Trust"), has sole voting and dispositive power over 5,000 Shares held by the Louisville Trust. Mary Cross, Amanda B. Cross, Lisa W. Pownall-Gray, Ann Fairchild Warner, Polly Mackwell and Stuart G. Warner each has sole voting and dispositive power of their respective Shares.

STOCK OWNERSHIP OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

    As of May 1, 1998, the directors and officers of the Company, as a group, beneficially owned 5,744,416 Shares (of which 571,863 Shares are represented by options which are exercisable within 60 days by members of the group), constituting approximately 59.8% of the total outstanding Shares of the Company. Set forth in the following table is information concerning the beneficial ownership of Shares by certain of its directors and executive officers on May 1, 1998. Except as set forth above, under "Beneficial Owners of 5% or More of Outstanding Shares," the Company knows of no person (excluding officers and directors of the Company) who may be deemed to own beneficially more than 5% of the outstanding Shares of the Company.

                        SECURITY OWNERSHIP OF MANAGEMENT

                                                                                          SHARES         PERCENT
                                                                                       BENEFICIALLY     OF TOTAL
NAME                                                                                  OWNED(1)(2)(3)   OUTSTANDING
------------------------------------------------------------------------------------  --------------  -------------

William M. Passano, Jr.,
  Chairman, Director................................................................        283,990(3)     3.1%

E. Magruder Passano, Jr.,
  Vice Chairman, Director...........................................................        253,765       2.8%

Edward B. Hutton, Jr.,
  President and CEO, Director.......................................................        232,777       2.5%

Arthur E. Newman,
  Executive Vice President..........................................................         62,493         *

Michael Urban,
  President and CEO, Urban & Schwarzenberg, Director................................        802,500(4)     8.9%

Alma J. Wills,
  President, Periodical Publishing..................................................         52,540         *

Barbara J. Bonnell,
  Director..........................................................................          6,454         *

David J. Callard,
  Director..........................................................................         71,448         *

Donald W. Dick, Jr.,
  Director..........................................................................          4,978         *

Michael E. Johns,
  Director..........................................................................          1,588         *

Samuel G. Macfarlane,
  Director..........................................................................          9,120         *

Carolyn Manuszak,
  Director..........................................................................          1,827         *

Ackneil M. Muldrow, II,
  Director..........................................................................          1,883         *

Joseph M. Palazzolo,
  Director..........................................................................        118,584       1.3%

Richard C. Riggs, Jr.,
  Director..........................................................................          1,050         *

John F. Spahr, Jr.,
  Director..........................................................................        155,000       1.7%

All executive officers, directors and nominees for director as a group (27 persons), including the Life Estate under the Will of Edward B. Passano (3,227,822 Shares)
  and all Shares held in the Spahr Voting Trusts (495,000 Shares) and the Urban
  Voting Trust (800,000 Shares).....................................................      5,744,416       59.8%

------------------------

*   Less than 1% of the Shares outstanding

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

(1) Includes Shares owned by trusts, spouses and minor children of the indicated persons.

(2) Includes the following numbers of Shares subject to options exercisable within 60 days after May 1, 1998: William M. Passano, Jr., 85,000 Shares; E. Magruder Passano, Jr., 29,000 Shares; Edward B. Hutton, Jr., 230,110 Shares; Arthur E. Newman, 61,478 Shares; Alma J. Wills, 45,250 Shares; David J. Callard, 12,500 Shares; and all executive officers, directors and nominees for director as a group (27 persons), 571,863 Shares.

(3) Excludes 3,227,822 Shares held in the Life Estate, the 800,000 Shares held in the Urban Voting Trust and the 495,000 Shares held in the Spahr Voting Trust with respect to which William M. Passano, Jr. may be deemed to have shared voting power by virtue of his status as a trustee of the various voting trusts. For a description of the voting trust arrangements relating to these Shares, see the description under "Beneficial Owners of 5% or More of Outstanding Shares."

(4) For a description of the voting trust arrangements relating to these Shares, see the description under "Beneficial Owners of 5% or More of Outstanding Shares."

CHANGES IN CONTROL

    In connection with the Merger Agreement, certain stockholders of the Company, including certain directors and officers of the Company (collectively, the "Stockholders"), have entered into a Stock Option and Tender Agreement (the "Stock Option Agreement") with Parent and Newco dated as of February 10, 1998. Pursuant to the Stock Option Agreement, the Stockholders have agreed to tender their Shares in the Offer and have granted Parent and Newco an option (a "Stock Option") to purchase 5,338,680 Shares (representing approximately 53.3% of the Shares outstanding) owned by the Stockholders at a purchase price equal to the Offer Price (or any higher price paid per Share pursuant to the Offer). The Stock Option becomes exercisable in the event that the Offer is terminated by Parent under certain circumstances set forth in the Stock Option Agreement or the Offer expires without the purchase of Shares thereunder under certain circumstances set forth in the Stock Option Agreement. Pursuant to the Stock Option Agreement, the Stockholders have agreed to vote all their Shares (i) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would result in a material breach of a covenant, representation or warranty or other obligation of the Company under the Merger Agreement, and (iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger. In the event that certain of the Stockholders do not vote as described above, such Stockholders shall be deemed to have granted Parent a proxy to vote his, her or its Shares.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the issued and outstanding Shares, to file with the SEC and the National Association of Securities Dealers initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the officers, directors and greater than ten percent beneficial owners were complied with during 1997.

May 1, 1998